UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

The Board of Directors of BBVA has agreed to modify the Group’s shareholder distribution policy currently in force, which was communicated as relevant information on 1 February 2017, with registration number 247679, establishing a new policy consisting in an annual distribution of between 40% and 50% of the consolidated ordinary profit1 of each year, compared to the previous policy of distributing between 35% and 40%.

This policy will be implemented through the distribution of an interim dividend for the year (expected to be paid in October of each year) and a final dividend (to be paid once the year has ended and the allocation of the year-end profit has been approved, expected to take place in April of each year), with the possibility of combining cash distributions with share buy-backs2, all subject to the relevant authorizations and approvals applicable at any given time.

Madrid, 18 November 2021

1 Excluding amounts and items of an extraordinary nature included in the consolidated profit and loss account.

2 The execution of the Program Scheme, communicated as inside information to the Spanish Securities and Exchange Commission (CNMV) on 29 October 2021, with registration number 1127, is considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the policy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 18, 2021	By:	/s/ Gloria Couceiro Justo
	Name:	Gloria Couceiro Justo
	Title:	Performance Management & Capital Director